Filed by Littelfuse, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IXYS Corporation

Commission File No.: 000-26124

Date: August 28, 2017

Set forth below is a transcript of an investor conference call held by Littelfuse, Inc. on August 28, 2017.

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LFUS - Littelfuse Inc to Acquire IXYS Corp Conference Call

EVENT DATE/TIME: AUGUST 28, 2017 / 1:00PM GMT

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AUGUST 28, 2017 / 1:00PM, LFUS - Littelfuse Inc to Acquire IXYS Corp Conference Call

CORPORATE PARTICIPANTS

David W. Heinzmann Littelfuse, Inc. - CEO, President & Director

Meenal Anil Sethna Littelfuse, Inc. - CFO and EVP

CONFERENCE CALL PARTICIPANTS

David Jon Leiker Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

George James Godfrey CL King & Associates, Inc., Research Division - Senior VP & Senior Research Analyst

John Edward Franzreb Sidoti & Company, LLC - Research Analyst

Matthew Sheerin Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Shawn Matthew Harrison Longbow Research LLC - Senior Research Analyst

PRESENTATION

Operator

Welcome to the Littelfuse-IXYS acquisition conference call. Today’s call is being recorded. My name is Nicole, and I’ll be your operator for today’s call. (Operator Instructions) Please note that this conference is being recorded.

I would now turn the call over to Executive Vice President and Chief Financial Officer, Ms. Meenal Sethna. Please go ahead, ma’am.

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Great. Thank you, Nicole. Thank you, and good morning, everyone, and welcome to the Littelfuse conference call.

We’ll be discussing our announcement from earlier this morning that we have reached a definitive agreement to acquire IXYS Corporation.

Joining me today is our President and Chief Executive Officer, Dave Heinzmann.

We have a slide presentation with additional details that we will be referencing on this call. You can find a copy of this presentation on our website at littelfuse.com under Events and Presentations in our Investor Relations section.

Before we begin today’s call, please note that our presentation and discussion today includes forward-looking statements. They include a number of risks and uncertainties that could cause our actual results to differ materially from those forward-looking statements. Please review our press release announcing the transaction as well as our SEC filings for further details of these risks and uncertainties. Subsequent events and developments may cause our outlook to change and except as otherwise required by law, we do not undertake any obligation to update these forward-looking statements. Please refer to Slides 2 and 3 in the presentation I referenced for important disclosures.

In our call today, we’ll give you an overview of IXYS, the transaction and discuss the strategic and financial fit of our 2 businesses. At the end, we will open the call to some questions.

I’ll now hand it over to Dave, who will start on Slide 4 with an overview of the transaction. Dave?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Thanks, Meenal, and good morning, everyone.

Before we start the details of the call, I just like to say that our thoughts go out to all those impacted in the last few days and the coming days in Houston.

With that, I’m excited to join you from Silicon Valley as we cross another significant milestone for Littelfuse. Earlier this morning, we announced a definitive agreement to acquire IXYS Corporation, a premier company with a long history in power, semiconductors and integrated circuits. And one that we’ve known for a long time. This is the largest acquisition in our history and aligns squarely with several key areas of our strategy we described at our Investor Day last December.

The IXYS extensive power semiconductor portfolio and technology expertise aligns with the key objective to accelerate our growth across power control. It diversifies and expands our presence within industrial and electronics markets, with a tremendous OEM customer base. We also expect long term increased content per vehicle by expanding our combined power semiconductor portfolio with automotive customers. These were all areas we identified as significant elements of our 5-year strategy. The combination is highly complementary in many areas, including technology capabilities, product portfolio, end markets and sales channels. The combination will also bring many more opportunities for our collective employees and new differentiated solutions for our customers. We look forward to welcoming the IXYS team to Littelfuse.

Looking at the transaction highlights. The total transaction has an equity value of approximately $750 million and an enterprise value of approximately $655 million, including 9 — or $95 million of net cash. This represents an EBITDA multiple of 14.5x on a trailing 12-month basis. We expect the EBITDA multiple to be less than 9x on a synergized basis, taking into consideration expected cost synergies.

This transaction will be funded with a mix of cash and Littelfuse stock. The cash and stock mix reflects our strong free cash flow generation, coupled with our desire to maintain our financial flexibility. We expect to deliver more than $30 million of annualized cost synergies within 2 years. Given the complementary markets and growth opportunities, we expect revenue synergies to provide additional upside over time as well as a reduction in the combined effective tax rate. Our goal is to be a great generator of cash and a great deployer of capital. In our view, this strategic use of capital will drive incremental revenue, EPS and cash flow growth providing strong returns for our shareholders.

The transaction is expected to be immediately accretive to Littelfuse’s adjusted earnings per share and free cash flow in the first full year post close, excluding any onetime acquisition and integrated-related charges. We expect the acquisition to close in the first quarter of 2018, subject to customary closing conditions.

Before I introduce the IXYS business, let’s first talk about the Littelfuse power semiconductor business. We’ve been in the power semiconductor business since we acquired thyristor products from Teccor in 2003. We’ve since added to our portfolio organically and through acquisitions, including the recent ON portfolio acquisition and our investment in silicon carbide via Monolith Semiconductor. The power semiconductor business sits across several high-growth markets, driven by the macro trend of electrification. With that comes a growing demand for energy conversion, efficiency and reliability. Power semi products enjoy customized design cycles on longer platform life, especially within the industrial and automotive end markets. At the same time, given our strong position in the circuit protection market, this is a space where we can leverage our existing technology expertise and customer relationships to create significant value. One example of a typical power semi application is the input and speed control for motor drives for industrial or automotive motors where high power is required, power semiconductors are used in the motor drives to regulate voltage and current running through the motors to efficiently control motor speed. Another example of increasing demand is the electric vehicle charging station. Through their high-voltage requirements, electric vehicle charging stations demand specifically designed power control parts and modules that provide effective switching and control capabilities, ensuring efficient — the efficiency and safety of the stations.

With that in mind, on Slide 5, we summarize a few key facts related to IXYS. IXYS has been a leader in the power semiconductor market for more than 30 years. We know the company very well as we operate in complementary segments and believe the combination will help us collectively accelerate growth. Importantly, the combination brings critical scale and volume across our power semiconductor business.

Throughout its history, IXYS has had a strong culture of innovation, having developed more than 450 patents worldwide. Furthermore, the company serves a global base of more than 3,500 customers with strength across the spectrum of general electronics and industrial markets, including companies such as ABD, Siemens and Medtronic. The combination of Littelfuse and IXYS unites complementary capabilities, cultures and relationships and aligns with our 5-year strategy on many fronts, which brings us to the next slide.

During our Investor Day last December, one of the key strategies we discussed was accelerating the growth of our power control platform. The acquisition of IXYS fits squarely in that space and aligns with our rigorous M&A criteria, both strategically and financially. Expanding and diversifying our presence across the industrial end markets is another significant element of our strategy. The IXYS relationships expand our industrial presence across a broader range of industrial electronics end markets and customers in areas such as factory automation and renewable energy applications. IXYS has long term relationships and extensive access to industrial OEMs globally, which we expect to leverage for additional growth.

At the same time, Littelfuse has a strong presence within automotive. Our presence has historically been within the electrical infrastructure of the car. And in the past several years, has grown to include sensing products. Most recently, we have significantly expanded our presence in electronics within the vehicle. We believe the addition of IXYS’ power semiconductor products, coupled with our relationships with a global OEMs and Tier 1s, will drive increased content per vehicle over time.

Moving to Slide 7. We’ve talked about the significant growth opportunities we see within the industrial and automotive markets across our combined businesses. In addition, the combination will strengthen our position in Asia as we look to — look at the breadth of our combined product and sales efforts. Together, the 2 companies’ power semiconductor capabilities establish a strong research and technology platform to accelerate next-generation solutions. That expansion includes not only discrete products but more importantly, integrated modules and systems for a broad spectrum of power control needs. IXYS’ high-power thyristors, power modules and module drivers accelerate Littelfuse’s expansion into the high-power application space. This is also highly complementary to our recent investment in the silicon carbide area as we are discussing opportunities in solar and electric vehicle charging applications with many customers.

Both companies leverage partnerships with a strong, and in many cases, common global network of electronic distributors. The greater channel mind share and cross-selling opportunities will enable the combined company to drive better service and value creation for our customers. Importantly, the IXYS’ highly specialized product portfolio and technology expertise, the acquisition provides the opportunities to capture high-growth end markets such as industrial power supplies, motor drives and renewable energy. The combination of the 2 companies brings critical scale to the business and combines engineering expertise to address the growing demand for energy efficiency and reliability. Expertise and capability in semiconductor fabrication and enhanced packaging capabilities can be shared across the portfolios of the 2 companies, creating significant operating leverage.

Now I’ll hand it over to Meenal, who will take you through the pro forma impact and financials in more detail.

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Thanks, Dave.

Slide 8 showcases how complementary the combination is financially. On a pro forma basis, we expect the combined company to generate about $1.5 billion, $1.5 billion of revenue, with a balanced portfolio across our end markets and geographies. From a profitability standpoint, we expect the transaction to be accretive to adjusted EPS in the 1st year, which includes a noncash intangible amortization impact of about $0.55 in EPS. As part of last December’s Investor Day, the target financial model we discussed called for operating margins in the 17% to 19% range and EBITDA margins in the 21% to 23% range. The combined company profile will be aligned to those targets.

The synergized EBITDA includes $30 million in annualized cost synergies within 2 years after close. We expect savings that will both expand growth margins and also reduce operating expenses. As we’ve seen historically, product cost synergies require time to execute and generally take longer to achieve versus operating expense reduction. The Littelfuse strategy also includes several operational excellence initiatives that we already have underway, including our focus on lean principles across the company. We expect to leverage these initiatives, along with best practices and processes from both companies to drive additional savings. As we align our strategic growth areas and priorities during the integration, we believe the enhanced efficiency and increased focus will also generate incremental value. We feel confident that the combination of these efforts will generally — generate annualized cost savings in excess of $30 million.

A big attraction of this combination is the increased revenue growth opportunities. We’ve talked about several opportunities that we see across the industrial and automotive spaces. We have team members across both companies who have identified numerous opportunities for growth, but we also know these will take time to gain traction and are a future upside for us. The same applies to tax rate reduction opportunities as those require detailed planning and execution to achieve. We are very focused on a successful integration of IXYS. We expect the leadership teams will work closely together to evaluate the best approach to combine both of our businesses and to optimize the integration plan to create value for our customers, our team members and our shareholders.

As you’ve seen over the last several years, our team has done a great job of executing on and exceeding targeted synergy levels. We’re very confident in our ability to execute efficiently and achieve the targeted results.

Slide 9 summarizes some additional transaction details. Each IXYS stockholder will elect to receive per IXYS share either $23 in cash or 0.1265 of a share of a Littelfuse common stock. The cash stock mix reflects our strong free cash flow generation, coupled with our desire to maintain financial flexibility, offering (inaudible) stockholders also allows them to share in the upside as we generate value from the transaction. Total cash funding requirements are approximately $375 million, excluding IXYS’ current $95 million net cash position. We have no financing contingency on this deal as we have adequate financing for the cash portion of the deal through a combination of our existing cash and revolver capacity. However, as interest rates have remained low, we will look at opportunities to issue some additional long-term fixed-rate debts.

Pro forma for this deal, we still have a strong balance sheet. Based on the estimated cash on hand, we expect to use, we expect our pro forma growth leverage to be approximately 2.4x at close and net leverage around 1.3x, not taking into consideration any synergies. While our short-term focus will be on debt repayment to reduce leverage, our strong balance sheet ensures that we will continue to deliver our expected dividend and retain our ability to pursue additional strategic M&A and periodic share buybacks. In terms of time line to close, the transaction is subject to an IXYS’ stockholder vote and regulatory approval in various jurisdictions around the world, including the U.S. and Germany. We expect to close the transaction in the first quarter of 2018. We’ll use the time between signing and closing to refine and finalize our integration plans so that we’ll be ready to hit the ground running on day 1.

As we mentioned in our press release, Dr. Nathan Zommer, Founder, Chairman and CEO of IXYS, is expected to join the Littelfuse Board of Directors, subject to our Board’s governance and approval process. Dr. Zommer’s extensive experience across the semiconductor industry, technical knowledge and deep history with IXYS customers and products will be a terrific asset to our board.

With that, let me pass it back to Dave.

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Thanks, Meenal.

To conclude on Page 10, we believe this transaction is a win-win for all stakeholders. The combination of our 2 companies will accelerate growth in the highly attractive power control market. The acquisition aligns well with our strategic priorities and solidifies our position in the market. IXYS will be the cornerstone of the combined company’s power semiconductor business, and we will look to build on their success across the power semiconductor and integrated circuits markets. Together, we will leverage our collective technology capabilities, product portfolio and sales channel access to create increased value for our customers.

For our Littelfuse and IXYS team members, this is a great step forward. Post-acquisition, the company will leverage the best of both company’s cultures and retain talent to build on a common vision. For our shareholders, we expect to deliver significant value given the financial and operational strength the 2 companies create together. This is an exciting milestone for Littelfuse and IXYS. Together, we are committed to engineer success for all of our stakeholders.

With that, operator, we would like to open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from John [Franzbeb] from [Citadel] & Company.

John Edward Franzreb - Sidoti & Company, LLC - Research Analyst

I believe that’s John Franzreb from Sidoti. My first question is looking at the IXYS historical growth trends kind of flat over the past couple of years. Can you talk about what trends that they’ve been seeing in recent years that are somewhat different from what you’ve been experiencing as far as the growth profile?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

I’ll take that, John. Good question. I think a couple of things involved in that, but their end markets are much more industrial-based than maybe the core of Littelfuse has been. So certainly, as some of the end markets in the industrial space have been a bit soft in the last few years, that’s had an impact on them. And also, they’ve made a couple acquisitions when — and have made some decisions to pull back from some products, so I think that impacts them. But we’re highly confident together in the markets that we serve will drive growth with this business.

John Edward Franzreb - Sidoti & Company, LLC - Research Analyst

Okay. And how much of their business overlaps with what you acquired from ON previously? It seems like that was one of their competitors.

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Yes. Actually, I would say, overlap was the portfolio that we acquired from ON is quite small. The power control portion of the portfolio we acquired was really in the lower power side for ignition systems and automotive applications. I would say the IXYS business is much more focused on the medium to high-power applications. So actually, it’s quite complementary. There’s not a lot of overlap with either the ON portfolio acquisition or our core power control products as we tend to focus in the lower end of that space, and we have targeted the higher side of it, the higher power side and — so it’s quite complementary.

John Edward Franzreb - Sidoti & Company, LLC - Research Analyst

Okay. And IXYS has a — I don’t know, somewhat of a presence in the automotive sector. What exactly do they do? And what’s the opportunity for cross-selling you kind of referenced in your remarks?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Well, the IXYS business has a presence in the traction industry, so selling very high-power semiconductors to help manage and control the power for like electric trains, particularly in Europe and in Asia. So that’s — we’ll call that transportation, if you will, so that’s a new space that we don’t participate in today. Also it fits in very well, though, with our commercial vehicle space that we target. And within automotive, their — they have limited applications in automotive today, really because of their exposure to those customers and access to some of those customers. So we’re quite excited about the fact we have extensive relationships with OEMs and the key Tier 1s in the electrical infrastructure of the vehicle and in the electronics of the vehicle. So both sides are quite excited about the opportunity of taking IXYS’ technologies with our customer access and bringing them to automotive customers. These things don’t happen in 3 months in the automotive space, it will take some time. But we think in the long term, there’s some very nice upside there, particularly as you look at the electrification of vehicles.

John Edward Franzreb - Sidoti & Company, LLC - Research Analyst

Okay. And just 1 last question, I’ll get back in the queue. The $30 million in synergies, can you just walk us through what some of those things are? And it seems like once of those cross savings are achieved that the business will be pretty much on par with the overall corporate margin profile. Is that right?

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

John, yes. I’ll take that one. So yes, on your comments about the $30 million in synergy. Once we get those in, in the first few years, we expect it to align to the Littelfuse profile. As I mentioned in my remarks, we’re targeting a few different areas. One, just from a, as I call it, a gross margin or cost of goods sold perspective and then also with second part being operating expenses. We’ll look at both areas equally from, as I mentioned, not just from cost reductions, but also other efficiencies that we think across our entire portfolio of manufacturing activity, footprint and just activities going on around the world.

John Edward Franzreb - Sidoti & Company, LLC - Research Analyst

Okay. And you — or they seems like they outsource a lot of their manufacturing. You bring it in-house? Or is that part of that cost of goods sold? I’m thinking.

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Yes. You’re right, they do have a footprint. A fair amount of their footprint is actually outsourced. That’s just all part of the consideration that we’ll take a look at with our combined capacity, what makes sense to take a look at, but we’ve made no decisions at this point.

Operator

And our next question comes from David Leiker from Baird.

David Jon Leiker - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Great acquisition. It seems the perfect overlay with your business. I was wondering if you could start just talk a little bit about the power space, your applications in the low to mid and their applications in the high end. What part of that entire power semi space are you now able to address combined? Are there still some pockets or holes there?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Thanks, David. We’ve been in the power semiconductor space for several years, really with our thyristor products that came out of the Teccor acquisition as well as its additional organic activities we’ve taken on. But that has been in the lower-power switching and power side, and really, the strength of the portfolio from IXYS is in the medium to higher-power side, which was a size we actually find more attractive in the long term. So really, a very broad base of covering from kind of the low, medium, all the way to the high-power high-voltage side, so we think it works well. And also within the IXYS portfolio, they have a very robust offering of drivers for those power semiconductor products. So it’s quite complementary, they have some nice technology there. And even some of the technologies within our fabrication areas between Littelfuse and IXYS, 2 of their old fabs are bipolar fabs as is our fab in China. So even some of the base technologies are quite similar, which are good for us to be able to kind of leverage across the businesses. But we think this really addresses a very broad section of power control in the semiconductor side.

David Jon Leiker - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Yes, that’s great. And then on top of that, are there any pockets that you don’t have applications today that are further opportunities? Or would you say you’ve got a pretty much of a full portfolio of products here?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Yes. Clearly, there will be further opportunities and, for instance, as we’ve talked about at the Investor Day, we actually wanted to get greater exposure to kind of — well, refer to them as industrial electronics customers because that’s been an area that has not been our core strength. We think that’s an attractive space. It fits well with our broader portfolio. And so the customers that IXYS is serving and has strong relationships with will actually be complementary and give us more opportunity on Littelfuse technologies as well with those customers. So we think it’s highly complementary. Not a lot of overlap. The customer bases line up where we’ll be supportive of each other in a positive way.

David Jon Leiker - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

And then just a follow-up on the comment earlier about the revenue performance at IXYS. You said that there are some parts of their portfolios that they would’ve acquired that — it sounds like some of them they’ve exited or they’ve run down. Is there any — what portion of that revenue base do you think is still subject to that going forward?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Yes. And I’m not sure, so sure and candidly, we’re still learning a great deal about IXYS, about how much they really exited or maybe some spaces that really didn’t take off like they were hoped. So I think the bulk of that challenge that they face is behind them, and they’re beginning to show some growth this year. Certainly, and last year, they showed growth, so we — we’re confident in our ability together to make this a growth business.

Operator

And our next question comes from Shawn Harrison from Longbow Research.

Shawn Matthew Harrison - Longbow Research LLC - Senior Research Analyst

Few financial questions, if I may. Meenal, the $30 million, is that — is there a way to just say it’s half COGS, half OpEx? And what would be the cash cost to realize those synergies?

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Sure. I would say, right now, we’re estimating it’s maybe half-and-half, but as we continue to learn more about the business then and work across the leadership team, we may continue to refine that. In terms of cost, we’re also — that’s something that we’re in the midst of refining right now because we expect that there’s going to be scale and other operational synergies that we can take advantage of that would be very limited from a cost perspective. So as we get through this period between signing and closing, once we get through that, we’ll have better refined estimates on that.

Shawn Matthew Harrison - Longbow Research LLC - Senior Research Analyst

And just to clarify, I think you said annual amortization expense would be about $14 million a year. Was that the right number? (inaudible)

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Yes. A little bit higher than that, actually. We said $0.55, but with our — with the revised share count, it’ll be closer. We’re estimating it about $17 million. And again, that’s subject to refinement as we get through the accounting stuff we have to get through.

Shawn Matthew Harrison - Longbow Research LLC - Senior Research Analyst

Okay. And then lastly, and Meenal, I don’t think you have anything drawn on the revolver right now. It’s — the split between maybe cash on hand, knowing that you have a lot of cash offshore versus having to use a credit facility to finance that. If — you have an initial split in terms of what we should think about?

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Yes. We’re thinking right now that we’d be able to use about $100 million of our cash on hand, and that doesn’t even take into consideration the cash that IXYS has today. So just for the deal itself and then the rest, we’ll look at the revolver, but then as I mentioned in my remarks, given where interest rates are, we’re going to take a look also with some possibilities of other longer-term fixed-rate debts.

Shawn Matthew Harrison - Longbow Research LLC - Senior Research Analyst

In the longer term, that would you look to take out any existing debt you have now as well? Or just put something in solely to cover this transaction?

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

No. I mean, the only other longer-term debt that we have is what we did a little less than a year ago. It’s part of a — which is already long term, so what we would consider just adding to that, adding some tranches.

Shawn Matthew Harrison - Longbow Research LLC - Senior Research Analyst

Okay. And finally, I’ve some — 1 more, if I may. The tax dynamics. I know it’ll take a while to work through, but is this a calendar ‘19 event where you could get their tax rate, which I think has been in kind of the mid-20s down to your teens-type number?

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Again, I would expect it’s going to take us longer than that. We’ve got some work to do. But clearly, that’s one of the many tracks that we’re going to focus on as soon as possible to see what we can do from a combined company perspective around tax rate. But I would say, similar to what Dave mentioned on revenue synergies, that’s going to take us a little bit of time for all the reasons we’ve mentioned around thinking through the structure and the planning around that.

Operator

Our next question comes from Matt Sheerin from Stifel.

Matthew Sheerin - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Just a couple of follow-ups for me. Looking at the IXYS business, it looks like roughly 58% of revenue was from distribution, and also looks like there’s some overlap with your distributors, which obviously is a positive. Anything more you can tell me about that part of the business and the channel and the pluses and minuses there?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Sure. Thanks, Matt. So if you look at their business, yes, it’s about a 50-50 split between what they sell through electronics distribution and what they sell kind of directly to customers. Clearly, the power semiconductor products take a little more direct design end capabilities, they’re a little more — technically challenging the design end. So therefore, I think the mix compared to our electronics business, is heavier, direct sales versus distribution. But with half of it running through distribution, which are in for the most part, very common with our current distribution partners. So we’re excited about that. We think that gives us good mind share with our limited distribution strategy and continues to create opportunities for both companies there. So we think there’s a good match with that.

Matthew Sheerin - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Okay. And just back to the $30 million in synergies over 2 years. Is that — how do you see that playing out, Meenal, in terms of whether it’s going to be linear, whether it’s going to be $15 million plus $15 million? And it also sounds like the OpEx part will be the first phase of synergies. And then the — as you said, the COGS in terms of the manufacturing synergies and efficiencies will come later.

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Yes. All true statements. I would say, think a little heavier weighted in the second year. I mean, there definitely will be things that we can — we’ll be able to get to in the first year, but even from an OpEx standpoint, it just takes time to understand our collective structures and implement any efficiencies and things like that. So I think heavier weighted in year 2. And as you mentioned, OpEx would be the earlier part of that and items impacting gross margin would take longer.

Matthew Sheerin - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Okay. And I know they do outsource, but they also have their own manufacturing facilities in what it looks like to be high-cost areas. Is that something that you would target as well in terms of moving or integrating some of their manufacturing, consolidating into your lower-cost footprint?

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Yes, we...

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Let me take that one, Matt. I think as with all of our businesses and all of our product segments, we certainly look to be competitive in the marketplace from a cost position in the semiconductor power, semiconductor products, there are many things that contribute to your competitiveness and your cost position. And it’s things such as the designs of the product, the packaging of the products, the supply chain and things like that. So the fab location clearly has an impact on that, but that’s not the primary driver of the costs. So I think together we will look at these opportunities and figure out where the best moves for us to make might be. But none of that is laid out at this point in time.

Matthew Sheerin - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Okay. And just lastly, just regarding the transaction itself. If you — to the extent that you could talk about how long you’ve been involved in discussions here, was it a competitive situation where other companies were also looking at this? What can you just tell us about the deal and how it transpired?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Sure. What we can say is that we’ve known the IXYS business and the IXYS senior management for quite some time. And we’ve had discussions with them over time about the potential merits of a — combining the businesses and finding ways for it to fit together and it became the right time for that to move forward. More details on how it transpired and things like that will become public as we file all of our data in this. But we’ve known them for a while, and we, together decided it’s a good combination. So we’re excited together with the IXYS senior management to find a way to move forward.

Operator

(Operator Instructions) Our next question comes from George Godfrey from CL King.

George James Godfrey - CL King & Associates, Inc., Research Division - Senior VP & Senior Research Analyst

Dave, just one question. The revenue synergies, what I’m curious about is where do you see the most opportunity there? And by that, I mean, do you think it’s selling your existing Littelfuse products into their customer base? Or taking their products and going to yours? Is it developing new products together? And if it’s all of the above, can you drill down on specific areas or products you think bring the most revenue synergies to the combined entity?

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Sure. It’s a great question, and what I would say is where we see the best revenue synergy opportunities are really in the industrial OEM, kind of industrial electronics OEM customer base where IXYS has tremendous relationships globally and access to those customers. That’s an area where Littelfuse has had participation and access. But it’s somewhat limited and an area we wanted to grow significantly as part of our strategy. So we think there’s meaningful synergies from the revenue side and opportunities of taking our broader portfolio to those customers, working together with the customers and IXYS and Littelfuse teams to also develop new products and new applications for them. And then also another area, which we spoke about, is in the automotive segment, particularly as electrification of vehicles continues to take off, power semiconductors and management of power in the vehicles and conversion of power in a vehicle and the charging systems is a very fast-growing segment. We have very strong relationships with those key customers and OEMs that are driving a lot of that infrastructure and capability within the vehicle. So we think taking both our own and our silicon carbide investments that we’ve made as well as the broad offering of modules and discrete components from IXYS into those applications over time will be a very meaningful synergy for us as well from a revenue perspective.

Operator

(Operator Instructions)

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

I think we’ll just take, if there’s any last questions. If not...

Operator

I’m showing no further questions at this time.

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Great.

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Okay. Great.

Operator

I would now like to turn the call back over to Ms. Meenal Sethna. Please go ahead.

Meenal Anil Sethna - Littelfuse, Inc. - CFO and EVP

Dave, please go ahead.

David W. Heinzmann - Littelfuse, Inc. - CEO, President & Director

Sure. Thank you for your time and the questions this morning. We look forward to sharing the success of our acquisition in future calls, and we wish you a great day. Thank you very much.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.

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Forward Looking Statements

This document contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”) and the expected benefits and synergies of the proposed transaction.  Statements that are not historical facts, including statements about Littelfuse’s beliefs, plans and expectations, are forward-looking statements.  Such statements are based on current expectations of Littelfuse’s management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements:  the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner, or at all; the risk that IXYS’ business may not be successfully integrated with Littelfuse’s following the closing; the risk that Littelfuse and IXYS will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Littelfuse’s or IXYS’ business and their respective relationships with customers, suppliers or employees.  For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Littelfuse’s and IXYS’ filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Littelfuse’s and IXYS’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  Forward-looking statements represent management’s current expectations and are inherently uncertain.  Except as required by law, Littelfuse does not undertake any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information Will Be Filed with the SEC

In connection with the proposed transaction, Littelfuse and IXYS intend to file relevant information with the SEC, including a registration statement of Littelfuse on Form S-4 (the “registration statement”) that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfuse (the “proxy statement/prospectus”).  INVESTORS AND SECURITY HOLDERS OF IXYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LITTELFUSE, IXYS AND THE PROPOSED TRANSACTION.  The registration statement, proxy statement/prospectus and other documents filed by Littelfuse with the SEC may be obtained free of charge at Littelfuse’s website at www.littelfuse.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Littelfuse by requesting them by mail at Littelfuse, Inc., 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631, Attention: Investor Relations, or by telephone at (773) 628-1000.  The documents filed by IXYS with the SEC may be obtained free of charge at IXYS’ website at www.ixys.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IXYS by requesting them by mail at IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035, Attention:  Investor Relations, or by telephone at (408) 457-9000.

Participants in the Solicitation

IXYS, Littelfuse and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from IXYS stockholders in connection with the proposed transaction.  Information regarding the persons who may be deemed to be participants in the solicitation of IXYS stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Information about the directors and executive officers of Littelfuse and their ownership of Littelfuse common stock is set forth in Littelfuse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the Littelfuse 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017.  Information about the directors and executive officers of IXYS and their ownership of IXYS common stock is set forth in IXYS’ Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and the definitive proxy statement for IXYS’ 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017.  Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.